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SEC FILE NUMBER
0-28740

CUSIP NUMBER
533044108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2005

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
BioScrip, Inc.

Full Name of Registrant

Former Name if Applicable
100 Clearbrook Road

Address of Principal Executive Office (Street and Number)
Elmsford, NY 10523

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The delay in filing the registrant’s Annual Report on Form 10-K for the year ended December 31, 2005 is due to additional work required to complete the preparation of the registrant’s consolidated financial statements and the additional work required to complete managements assessment of internal controls over financial reporting in accordance with Section 404 of Sarbanes-Oxley and the rules of the Public Company Accounting Oversight Board by the initial filing date without unreasonable effort or expense. This delay resulted principally from the integration of the registrant and Chronimed, Inc. following the registrant’s acquisition of Chronimed in March 2005. The registrant has identified certain control deficiencies and material weaknesses in its internal control over financial reporting as of year-end. The identification of these control deficiencies and material weaknesses has also caused delays in the registrant’s review of relevant disclosures in the Form 10-K and in the completion of the registrant’s financial statements required to be included in the Form 10-K. Since management has not completed its evaluation and testing of internal control over financial reporting or completed its financial statements, there can be no assurance that additional deficiencies will not be identified that could be material weaknesses.

The registrant expects to file its Annual Report on Form 10-K for the year ended December 31, 2005 on or before March 31, 2006.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Barry A. Posner	914	460-1600
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended December 31, 2005 revenue increased by approximately $400 million as a result of the acquisition of Chronimed, Inc. in March 2005. In addition, the registrant will take a non-cash charge in the fourth quarter of 2005 for goodwill and other intangible asset impairments principally in its PBM Services segment of approximately $19.4 million. This charge is being taken as a result of certain contract terminations. The registrant will also take an additional charge of between $6 and $8 million in the fourth quarter of 2005 to reflect an increase in the allowance for doubtful accounts receivable. This charge is the result of deterioration in collection rates and related accounts receivable aging. Since the registrant has not yet completed the preparation of its historical financial statements, it is possible that there will be additional material adjustments to the financial statements prior to the filing of the Annual Report on Form 10-K.

BioScrip, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2006	By	/s/ Barry A. Posner

Barry A. Posner, Secretary
     Instruction. This form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

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